Exhibit 1

MEDIA

RELEASE

12 AUGUST 2014

GROUP EXECUTIVE CHANGES

Westpac Group Chief Executive Officer, Gail Kelly, today announced that Westpac New Zealand CEO, Peter Clare has resigned and will be leaving the Group.

Following a recent, major medical procedure to correct a heart condition, Mr Clare has decided it is the right time to take an extended break and provide himself with the best opportunity to make a full recovery.

David McLean, the acting Westpac New Zealand CEO, will continue to act in the role while an internal and external search is undertaken for Mr Clare’s replacement.

Mrs Kelly thanked Mr Clare for his contribution to the Group since joining Westpac in 2008.

“Peter played a very important role in executing the merger with St.George Bank. He successfully led our Product and Operations division and established a strong platform on which the Group continues to build. Peter was appointed to the position of CEO of Westpac New Zealand in April 2012, and has delivered all-round solid results.

“I would like to thank Peter for his contribution to the Group and wish him and his family well in his recuperation and into the future,” Mrs Kelly said.

Mr Clare said it has been a privilege to lead Westpac New Zealand and its 4,600 staff.

“The New Zealand business is in good shape and I know that the team will continue to ensure it goes from strength to strength. I look forward to watching its continued success.

“However, following my recent, successful surgery to correct a heart condition I have decided that now is the right time to have an extended break to ensure a complete recovery,” Mr Clare said.

Prior to returning to New Zealand as Acting CEO, Mr McLean was Managing Director and Head of Americas Division of Westpac Institutional Bank, based in New York. He had previously been responsible for Westpac New Zealand’s institutional, private and wealth management businesses. He has been with Westpac for 15 years. Mr McLean’s continuation as Acting CEO is subject to New Zealand regulatory approval.

For Further Information Samantha Stevens Head of Media Relations		Andrew Bowden Head of Investor Relations
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